October 7, 2014

VIA EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:    Larry Spirgel, Assistant Director
Kathryn T. Jacobson, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Emily Drazan, Staff Attorney

Re:	NETGEAR, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for the Quarterly Period Ended March 30, 2014
Filed May 6, 2014
Response dated September 8, 2014
File No. 000-50350

Ladies and Gentlemen:

On behalf of NETGEAR, Inc. (the “Company”), I am submitting this letter to you in response to your letter of September 23, 2014, which letter set forth additional comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by the Company with the Commission on February 25, 2014 and the Form 10-Q filed by the Company with the Commission on May 6, 2014, with the file number set forth above, as well as the Company’s prior response letters to the Staff dated August 27, 2014 and September 8, 2014. This letter sets forth the Company’s responses to the Staff’s comments.

For your convenience, we have restated your comments in italics.

Note 8. Income Taxes, page 83

1.    We note your response to comment 1. Please expand your disclosure to explain how your transfer pricing strategy is substantiated with objective positive evidence to support the realization of your deferred tax assets. Refer to the material terms of your Advance Pricing Agreements, as appropriate. In your tabular reconciliation of gross unrecognized tax benefits (UTB), please disclose transfer pricing uncertainties exclusive of corresponding benefits in other jurisdictions.

netgear.com    O 408.907.8000    F 408.907.8097    350 E. Plumeria Drive San Jose, CA 95134-1911

RESPONSE: We acknowledge the Staff’s request for expanded disclosure related to the recognition of deferred tax assets and respectfully advise the Staff that, in applicable future filings, we will expand and modify our disclosure of income taxes in the critical accounting policies sections of MD&A and the Notes to Consolidated Financial Statements to state substantially the following (new text underlined below):
“In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences resulting from different treatment for tax versus accounting for certain items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The Company must then assess the likelihood that the Company’s deferred tax assets will be recovered from future taxable income and to the extent the Company believes that recovery is not more likely than not, the Company must establish a valuation allowance. The Company’s assessment considers the recognition of deferred tax assets on a jurisdictional basis. Accordingly, in assessing its future taxable income on a jurisdictional basis, the Company considers the effect of its transfer pricing policies on that income.”
We note that the Company does not have any Advanced Pricing Agreements with any jurisdiction at this time.
With regard to the tabular reconciliation of gross unrecognized tax benefits, we confirm that we have disclosed and will continue to disclose all unrecognized tax benefits on a gross basis in the table. We respectfully believe that no further clarification is required to ensure that the reader understands that amounts reported in the tabular reconciliation are reported on a gross and not a net basis.

Form 10-Q for the Quarter Ended March 30, 2014
5. Product Warranties, page 13

2.    We note your response to comment 2. You attribute much of the revenue increase in the Americas during the first quarter ended March 30, 2014 to the revenue increase in the Service Provider Business unit. However, in your earnings call for that period, Mr. C. S. Lo, the Company’s CEO, had stated that “Our Service Provider Business Unit ended a solid first quarter, driven largely by revenue growth from the EMEA region.” In order that we may better understand your disclosure and your response, please supplementally provide us a comparative breakdown of your segment revenues by geographic region for the first and second quarters of 2013 and 2014.

RESPONSE: We supplementally advise the Staff that the Company experienced a decline in shipments to its retail customers located in the Americas and a resulting decline in its Retail Business Unit net revenue in the Americas of 9.2% in the three months ended March 30, 2014 compared to the three months ended March 31, 2013. This decline was offset by year-over-year net revenue increases in the Company’s Service Provider and Commercial Business Units of 105.9% and 6.0%, respectively. These changes in net revenues are year-over-year comparisons of the three months ended March 30, 2014 compared to the three months ended March 31, 2013.
During the Company’s earnings call for the first quarter of 2014, Mr. Patrick C. S. Lo’s comments on the Service Provider Business unit growth in EMEA were with regard to the sequential trend between the three months ended March 30, 2014 and the three months ended December 31, 2013.

For the three months ended March 30, 2014, revenue from our Service Provider Business unit in EMEA increased 44.3% sequentially from the three months ended December 31, 2013.

We have attached to this letter a comparative breakdown of our quarterly segment net revenue by geographic region for the fiscal year ended December 31, 2013 and first and second quarters of 2014 as Appendix A for the Staff’s review and understanding.

We hope that the above responses clarify these matters. Should you have any questions regarding these responses, please contact the undersigned at 408-890-3055 or akim@netgear.com, or Christine Gorjanc, the Company’s Chief Financial Officer, at 408-890-3062 or cgorjanc@netgear.com.

Sincerely,

NETGEAR, Inc.

/s/ Andrew W. Kim

Andrew W. Kim
Senior Vice President, Corporate Development and General Counsel

Appendix A

NETGEAR, Inc.
Quarterly Segment Net Revenue by Geographic Region
In thousands
(unaudited)

	Fiscal 2013				Fiscal 2014
	Three Months Ended				Three Months Ended		% Variance
	3/31/2013	6/30/2013	9/29/2013	12/31/2013	3/30/2014	6/29/2014	3/30/2014 vs 3/31/2013	3/30/2014 vs 12/31/2013
Retail Business Unit
Americas	$82,953	$74,570	$88,862	$88,867	$75,349	$73,858	-9.2%	-15.2%
EMEA	30,844	25,425	30,039	34,295	27,171	22,144	-11.9%	-20.8%
APAC	12,525	17,400	11,400	12,744	15,712	14,661	25.4%	23.3%
Total Retail Business Unit	126,322	117,395	130,301	135,906	118,232	110,663	-6.4%	-13.0%

Commercial Business Unit
Americas	32,414	39,592	33,856	30,455	34,356	32,207	6.0%	12.8%
EMEA	29,077	35,347	29,956	32,598	31,871	32,285	9.6%	-2.2%
APAC	9,360	13,507	13,145	11,954	12,636	10,955	35.0%	5.7%
Total Commercial Business Unit	70,851	88,446	76,957	75,007	78,863	75,447	11.3%	5.1%

Service Provider Business Unit
Americas	41,309	86,686	97,769	91,985	85,074	81,469	105.9%	-7.5%
EMEA	47,204	47,595	37,225	33,083	47,751	46,007	1.2%	44.3%
APAC	7,713	17,597	19,643	20,639	19,471	24,018	152.4%	-5.7%
Total Service Provider Business Unit	96,226	151,878	154,637	145,707	152,296	151,494	58.3%	4.5%

Consolidated Net Revenue	$293,399	$357,719	$361,895	$356,620	$349,391	$337,604	19.1%	-2.0%